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WRITER’S DIRECT LINE
414.297.5596
February 12, 2013	pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER
035194-0102

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parnassus Income Funds - File Nos. 033-36065 and 811-06673

Ladies and Gentlemen:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Parnassus Income Funds, a Massachusetts business trust (the “Trust”), is Post-Effective Amendment (“PEA”) No. 29 and Amendment No. 31 to the Trust’s Registration Statement on Form N-1A. The Trust is filing PEA No. 29 pursuant to Rule 485(a)(2) because Parnassus Funds is establishing a new series, the Parnassus Asia Fund (the “New Fund”). The current prospectus and statement of additional information for the other series of the Trust and the series of Parnassus Funds are not changed by the filing of this PEA No. 29 to the Trust’s Registration Statement.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc: John Skidmore

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.